Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, ‘Company’ or the ‘Group’)

SUMMIT APPOINTS DR DAVID ROBLIN AS CHIEF OPERATING OFFICER AND PRESIDENT OF RESEARCH & DEVELOPMENT

Oxford, UK, 18 January 2017 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today announces the appointment of Dr David Roblin as Chief Operating Officer (‘COO’) and President of Research and Development. In this new non-board role at Summit, Dr Roblin will lead R&D and Commercial functions to support the development of the DMD and CDI programmes. Dr Roblin, who has been acting as a research and development adviser to Summit since 2014, will take up his new role on an interim basis in April 2017 with this becoming full-time in June 2017.

Dr Roblin has had a highly successful career in the life sciences industry, including senior leadership roles at Pfizer and Bayer, which involved overseeing the research, development and commercial launch of drugs across several therapy areas including infectious diseases. Dr Roblin’s most recent role was COO and Director of Scientific Translation at the Francis Crick Institute, a London-based biomedical institute dedicated to understanding the fundamental biology underlying health and disease.

Mr Glyn Edwards, Chief Executive Officer of Summit said: “David has had a distinguished career in the biopharmaceutical industry with over 25 years of experience, and we are delighted he is committing himself to Summit as COO and President of R&D. David will be instrumental to Summit as we continue to advance our two important medicines in DMD and CDI through late-stage clinical trials.”

“Summit has two strong scientific programmes with the potential to significantly advance the current standard of care in their respective disease areas. In CDI, the positive results from Summit’s Phase 2 proof of concept trial highlight ridinilazole’s impressive translational medicine story, and in DMD, we are nearing the first data from our Phase 2 trial of ezutromid evaluating the mechanism for utrophin modulation,” said Dr David Roblin. “As we continue to advance both programmes in the clinic, I look forward to working with the team with the goal of delivering success for patients and their families, and our shareholders.”

About Dr David Roblin MBBS, BSc, FRCP, FFPM

Dr David Roblin has had an extensive and highly successful career in the life sciences industry. Dr Roblin held senior leadership roles at Pfizer and Bayer where he was involved in research, development and commercialisation. At Pfizer, he was Head of Research, Site Director and CMO for Europe R&D and he and his units were responsible for the development of several important and successful medicines. At Bayer, he was Head of Therapy Area for Anti-infectives where he was involved in the successful development of a number of antibiotics, including Avelox™ and Cipro™. In 2014 Dr Roblin was appointed COO and Director of Scientific Translation at the Francis Crick Institute in London where he led on establishing the operations of a new biomedical research institute at a purpose built state-of-the-art research facility in central London. On stepping down from his full-time roles, Dr Roblin will become a Senior Scientific Translation Fellow and Chair of the Translation Advisory Group at the Francis Crick Institute.

Dr Roblin has been Chief Medical Officer and a Non-Executive Director to a number of biotech companies. He also serves on the Major Awards Committee of the Biomedical Catalyst Fund and of the Confidence in Concept and Proximity to Discovery of Medical Research Council. He also serves on the LEO Foundation Prize Committee.

Dr Roblin has a degree in biochemistry from University College London and later qualified in medicine from St George’s Hospital. He is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine. He is an honorary Professor of Medicine at Swansea University and Professor of Translational Medicine at St George’s. He is a Board Director of MedCity and Destiny Pharma. Before entering the life sciences industry, Dr Roblin practised medicine for five years.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about development and potential commercialisation of our product candidates, the therapeutic potential of our product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential benefits and future operation of the collaboration with Sarepta Therapeutics Inc., including any potential future payments thereunder, any other potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2016. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

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